UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resumption of Production

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

	1. Areas of Production Resumed	Three blast furnaces, two FINEX plants and some of steelmaking and continuous casting facilities in Pohang Steelworks

2. Value of Resumed Production	Value of resumed Production in the Latest Fiscal Year (KRW)	18,494,726,043,436
	Sales Amount in the Latest Fiscal Year(KRW)	76,332,345,050,013
	Ratio to Sales (%)	24.2

	3. Details of Resumed Production

Started production of semi-finished steel(slab) as three blast furnaces, two FINEX plants and some steelmaking and continuous casting facilities are returned to normal operation

* 5 out of 7 revolving furnaces resumed operation

* 8 out of 6 continuous casting facilities resumed operation

	4. Reasons for Resumption	It is to resume part of our production lines that has been temporarily suspended due to Typhoon Hinnamnor that flooded the facilities in Pohang Steelworks

	5. Effects of Resumption	Resume production of semi-finished steel(slab) as blasting furnaces, FINEX plants, and some of steelmaking and continuous casting facilities are returned to normal operation

	6. Date of Resumption	September 13, 2022

	7. Date of Board Resolution(Decision Date)	September 13, 2022

	8. Other references useful for making investment decisions

-   POSCO is a major subsidiary of POSCO HOLDINGS, accounting for 43.9% of the total consolidated assets. The total assets of subsidiary company and the consolidated total assets of parent company are based on the 1Q consolidated financial statements of POSCO HOLDINGS as of March 31, 2022 which is after the vertical spin-off.

-   Gwangyang Steelworks is operating normally. Therefore, a part of the slabs produced in Pohang Steelworks will be transferred to Gwangyang for continuous processing. In addition, repair schedule of Gwangyang Steelworks will be adjusted to process extra slabs from Pohang.

-   Above 2. ‘Value of resumed Production in the Latest Fiscal Year’ is total sales amount of Pohang Steelworks in 2021 and ‘Sales Amount in the Latest Fiscal Year’ is consolidated total sales amount of POSCO HOLDINGS in 2021.

-   Above 7, ‘Date of board of resolution(decision date)’ is the starting date of production resumption.

-   Restoration of rolling lines is in progress and the expected date of production will be announced separately once it is decided.

-   Information above may be subject to change depending on the internal situations in the future.

	ø Title and date of other disclosure related to this one	‘Suspension of Production’ disclosed on September 7, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: September 14, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President